Exhibit 99.A2D

AMENDMENT NO. 4 TO

THE STANDARD TERMS AND CONDITIONS OF TRUST

This Amendment No. 4 to the Standard Terms and Conditions of Trust, dated as of January 26, 2018 (“Amendment No. 4”), by and between Invesco PowerShares Capital Management LLC, as sponsor (in such capacity, the “Sponsor”), and The Bank of New York Mellon, as trustee (in such capacity, the “Trustee”), amends the Standard Terms and Conditions of Trust of the BLDRS Index Funds Trust and Subsequent and Similar BLDRS Index Funds of the BLDRS Index Funds Trust dated and effective as of November 8, 2002, as amended on February 4, 2004, November 16, 2012, and August 2, 2017 (collectively, the “Standard Terms”), by and between the Sponsor, or its predecessor as sponsor, and the Trustee pursuant to which were created the BLDRS Asia 50 ADR Index Fund, BLDRS Developed Markets 100 ADR Index Fund, BLDRS Emerging Markets 50 ADR Index Fund and BLDRS Europe 100 ADR Index Fund (each, a “Trust”). Defined terms used herein and not otherwise defined shall have the meaning assigned to such terms in the Standard Terms.

WITNESSETH THAT

WHEREAS Section 10.01(a)(1) of the Standard Terms authorizes the Trusts’ sponsor and trustee to amend the Standard Terms, without the consent of the Beneficial Owners, “to make such other provisions in regard to matters or questions arising thereunder as will not adversely affect the interests of Beneficial Owners”; and

WHEREAS the Trusts’ sponsor and trustee have entered into three prior amendments to the Standard Terms, dated as of February 4, 2004, November 16, 2012, and August 2, 2017; and

WHEREAS the Sponsor and the Trustee have determined that an adjustment to the Dividend Payment Date should be made to provide that dividends declared for a Trust in December of a given calendar year will be paid on the last business day of that month; and

WHEREAS the Sponsor and the Trustee now desire to further amend the Standard Terms as provided herein;

NOW, THEREFORE, in consideration of the premises the Sponsor and the Trustee agree to amend the Standard Terms as follows:

1.	Paragraph (k) of Section 3.04, “Certain Deductions and Distributions,” is amended in its entirety to read as follows:

Distributions by each BLDRS Index Fund will be made quarterly in the event that dividends accumulated in respect of the BLDRS Index Fund Securities and other income, if any, received by the BLDRS Index Fund exceed BLDRS Index Fund fees and expenses accrued during the quarterly Accumulation Period. For the avoidance of doubt, amounts received in respect of Dividend Equivalent Payments in connection with Portfolio Deposits are excluded from the calculation of “dividends accumulated in respect of the BLDRS Index Fund Securities and other income,” as used in the preceding sentence and referenced hereafter in this paragraph. The regular quarterly ex-dividend date, if any, for BLDRS Index Fund Shares will be the first Business Day subsequent to the third Friday of each March, June, September and December (the “Ex-Dividend Date”). Beneficial Owners as reflected on the records of the Depository and the DTC Participants on the first (1st) Business Day following the Ex-Dividend Date (the “Record Date”) will be entitled to receive an amount, if any, representing dividends accumulated on the Securities through such Ex-Dividend Date, net of fees and expenses, accrued daily for such period. For the purposes of all dividend distributions, dividends per BLDRS Index Fund Share will be calculated at least to the nearest 1/100th of $0.01. However, there shall be no net dividend distribution in any given quarter, and any net dividend amounts will be rolled into the next Accumulation Period, if the aggregate net dividend distributions would be in an amount less than 5/100ths of one percent (0.05%) of the net asset value of the BLDRS Index Fund as of the Friday in the week immediately preceding the Ex-Dividend Date, unless the Trustee determines that such net dividend distribution is required to be made in order to maintain the BLDRS Index Fund’s status as a Regulated Investment Company or to avoid the imposition of income or excise taxes on undistributed income. When net dividends payments are to be made by the BLDRS Index Fund, payments will generally be made on the last business day in the calendar month following each Ex-Dividend Date (the “Dividend Payment Date”). However, for the regular Ex-Dividend Date occurring on the first Business Day subsequent to the Third Friday of the month of December, the Dividend Payment Date shall instead be the last Business Day in December. Dividend payments will be made through the Depository and the DTC Participants to Beneficial Owners then of record with funds received from the Trustee. Creation Units, will be registered in book entry form only, which records will be kept by the Depository.

2.	Pursuant to Section 10.01 of the Standard Terms, the parties hereby agree that this Amendment No. 4 is made in compliance with the provisions of Section 10.01(a) thereof and that the parties hereto have determined in good faith that the amendments contained in this Amendment No. 4 will not adversely affect the interests of the Beneficial Owners.

3.	Pursuant to Section 10.01 of the Standard Terms, the Sponsor shall publish the notice of this Amendment No. 4 on the Sponsor’s website promptly following execution of this amendment and shall include the text of the amendment in the annual report provided to Beneficial Owners pursuant to Section 3.05 of the Standard Terms.

4.	Except as amended hereby, the Standard Terms as now in effect are in all respects ratified and confirmed hereby. This Amendment No. 4 and all of its provisions shall be deemed to be a part of the Standard Terms, and the Standard Terms, as amended hereby and previously amended, are incorporated in and amend the Trust Indenture and Agreement dated November 8, 2002.

5.	This Amendment No. 4 shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws thereof, and all laws or rules of construction of such State shall govern the rights of the parties thereto and the Beneficial Owners and the interpretation of the provisions hereof.

6.	This Amendment No. 4 may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute but one and the same Amendment No. 4. Each of the parties hereto acknowledges having received an executed counterpart of this Amendment No. 4. Facsimile and PDF or other similar format signatures shall be acceptable and binding.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 4 to be duly executed as of the date hereof.

Invesco PowerShares Capital Management LLC as Sponsor

By:	/s/ Daniel E. Draper
Name:	Daniel E. Draper
Title:	Chief Executive Officer

The Bank of New York Mellon as Trustee

By:	/s/ Thomas Porrazzo
Name:	Thomas Porrazzo
Title:	Managing Director